SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Dril-Quip, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

262037 10 4 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262037 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Gary D. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 356,575 6 SHARED VOTING POWER 2,807,020 7 SOLE DISPOSITIVE POWER 356,575 8 SHARED DISPOSITIVE POWER 2,807,020

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,163,595
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 262037 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Gloria Jean Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (joint filing)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None 6 SHARED VOTING POWER 2,807,020 7 SOLE DISPOSITIVE POWER None 8 SHARED DISPOSITIVE POWER 2,807,020

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,807,020
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 262037 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Four Smiths’ Company, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,807,020 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 2,807,020 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,807,020
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.6%
12	TYPE OF REPORTING PERSON PN

Item 1.

Item 1	(a)	Name of Issuer: Dril-Quip, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices: 13550 Hempstead Highway Houston, Texas 77040

Item 2.

Item 2	(a)	Name of Person(s) Filing: Gary D. Smith, Gloria Jean Smith and Four Smiths’ Company, Ltd.

Item 2	(b)	Address of Principal Business Office: 13550 Hempstead Highway Houston, Texas 77040

Item 2	(c)	Citizenship: U.S. (Four Smiths’ Company, Ltd. is a limited partnership organized under the laws of the State of Texas)

Item 2	(d)	Title of Class of Securities: Common Stock

Item 2	(e)	CUSIP Number: 262037 10 4

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act.

	(b)	☐	Bank as defined in section 3(a)(6) of the Act.

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	Parent holding company or control person, in accordance with § 240.13d-1(b)(ii)(G).

	(h)	☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned by Gary D. Smith: 3,163,595(1)(2)(3)

	(b)	Percent of Class Beneficially Owned by Gary D. Smith: 16.1%(1)(2)(3)

	(c)	Number of shares as to which Gary D. Smith has:

		(i)	Sole power to vote or to direct the vote: 356,575(1)(2)

		(ii)	Shared power to vote or to direct the vote: 2,807,020(2)(3)

		(iii)	Sole power to dispose or to direct the disposition of: 356,575(1)

		(iv)	Shared power to dispose or to direct the disposition: 2,807,020(3)

	(d)	Amount Beneficially Owned by Gloria Jean Smith: 2,807,020(2)(3)

	(e)	Percent of Class Beneficially Owned by Gloria Jean Smith: 14.6%(2)(3)

	(f)	Number of shares as to which Gloria Jean Smith has:

		(i)	Sole power to vote or to direct the vote: None

		(ii)	Shared power to vote or to direct the vote: 2,807,020(2)(3)

		(iii)	Sole power to dispose or to direct the disposition of: None

		(iv)	Shared power to dispose or to direct the disposition: 2,807,020(3)

	(g)	Amount Beneficially Owned by Four Smiths’ Company, Ltd.: 2,807,020(2)

	(h)	Percent of Class Beneficially Owned by Four Smiths’ Company, Ltd.: 14.6%(2)

	(i)	Number of shares as to which Four Smiths’ Company, Ltd. has:

		(i)	Sole power to vote or to direct the vote: 2,807,020(2)

		(ii)	Shared power to vote or to direct the vote: None

		(iii)	Sole power to dispose or to direct the disposition of: 2,807,020

		(iv)	Shared power to dispose or to direct the disposition: None

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.	Certification Not Applicable

Explanation of Responses:

(1) Includes (i) 555 shares of Common Stock owned directly by Mr. Smith and (ii) 356,020 shares of Common Stock subject to exercisable options.

(2) Does not include 5,643,240 shares of Common Stock (including exercisable options to buy shares of Common Stock), with respect to Mr. Smith, or 5,999,815 shares of Common Stock, with respect to each of Mrs. Smith and Four Smiths’ Company, Ltd., owned by certain stockholders of Dril-Quip, Inc. (the “Issuer”) who are parties to the Stockholders’ Agreement dated October 17, 1997 (the “Stockholders’ Agreement”). Pursuant to the Stockholders’ Agreement, certain stockholders of the Issuer have agreed to vote shares of common stock, par value $.01 per share, of the Issuer held by each of them for the election of nominees to the Board of Directors proposed by each of (i) Larry E. Reimert and Reimert Family Partners, Ltd., (ii) Gary D. Smith and Four Smiths’ Company, Ltd. and (iii) J. Mike Walker. The parties to the Stockholders’ Agreement may be deemed to have formed a group pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any such group could be deemed to have beneficial ownership, for purposes of Section 13(d) and 13(g) of the Exchange Act, of all equity securities of the Issuer beneficially owned by such parties. Such parties would, as of the date hereof, be deemed to beneficially own an aggregate of 8,806,835 shares of Common Stock, or approximately 43% of the total number of shares outstanding, based on 19,271,973 shares outstanding as of December 31, 2005, plus the shares of Common Stock deemed outstanding pursuant to Rule 13d-3(1) under the Securities Exchange Act of 1934. Each of Mr. Smith, Mrs. Smith and Four Smiths’ Company, Ltd. disclaims the beneficial ownership of any Common Stock owned by such other parties, except to the extent they may be deemed beneficial owners of such Common Stock for purposes of Section 13(d) and 13(g) as described above.

(3) Includes 2,807,020 shares of Common Stock owned directly by Four Smiths’ Company, Ltd., as to which each of Mr. Smith and Mrs. Smith, as its managing general partners, exercise shared voting and dispositive power. Because each of Mr. Smith and Mrs. Smith exercise shared voting and dispositive power with respect to these shares, they may be deemed to be indirect beneficial owners of these shares for purposes of Rule 13d-3.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2006

/s/ Gary D. Smith
Gary D. Smith

/s/ Gloria Jean Smith
Gloria Jean Smith

FOUR SMITHS’ COMPANY, LTD.

By:	/s/ Gary D. Smith
Gary D. Smith,
its Managing General Partner

FOUR SMITHS’ COMPANY, LTD.

By	/s/ Gloria Jean Smith
Gloria Jean Smith,
its Managing General Partner

AGREEMENT

The undersigned hereby agree in writing pursuant to the provisions of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached is filed on behalf of each of the undersigned.

Dated: January 27, 2006	/s/ Gary D. Smith
Gary D. Smith

/s/ Gloria Jean Smith
Gloria Jean Smith

FOUR SMITHS’ COMPANY, LTD.

	By:	/s/ Gary D. Smith
Gary D. Smith,
its Managing General Partner

FOUR SMITHS’ COMPANY, LTD.

	By:	/s/ Gloria Jean Smith
Gloria Jean Smith,
its Managing General Partner